MK

12013448

SEC
Mail Processing
Section

FEB 17 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 657 92

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Ballantyne LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13950 Ballantyne Corp Pl. Ste 185
(No. and Street)

Charlotte (City) NC (State) 28277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Goodson 704-927-2939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co, PLLC
(Name – *if individual, state last, first, middle name*)

4600 Park Rd; ste 112 (Address) Charlotte (City) NC (State) 28209 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Henry Goodson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Ballantyne LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

partners (members) and officers have their own margin, cash and retirement brokerage accounts with the firm.

Mark Henry Goodson
Signature

CFO
Title

Joan A West
Notary Public
my commission expires March 22, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. exempt
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Managing Members
First Ballantyne, LLC

In planning and performing our audit of the financial statements and supplemental schedules of First Ballantyne, LLC (the "Company"), for the year ended December 31, 2011, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Members, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 8, 2012

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

To the Managing Members
First Ballantyne, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by First Ballantyne, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Ballantyne, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Ballantyne, LLC's management is responsible for First Ballantyne, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the financial accounting software and cancelled checks, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, including a detail of the balances paid as commissions, floor brokerage and clearance fees to other SIPC members in connection with securities transactions, and a schedule of dividend and interest expenses, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 8, 2012

Scharf Pera
& Co., PLLC Certified Public Accountants

FIRST BALLANTYNE, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Independent Auditors' Report

Managing Members
First Ballantyne, LLC

We have audited the accompanying statement of financial condition of First Ballantyne, LLC as of December 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2011 that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Ballantyne, LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 8, 2012

FIRST BALLANTYNE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 493,934
Deposits with clearing organization (cash)	5,260,201
Receivables from clearing organization	8,017,853
Securities owned:	
Marketable, at market value	8,147,421
Goodwill	1,945,607
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $247,762	134,063
Other assets	71,604
	$ 24,070,683

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Payables to clearing organization	$ 8,120,020
Securities sold, not yet purchased, at market value	7,035,554
Accounts payable, accrued expenses, and other liabilities	230,211
	15,385,785
Commitments and contingent liabilities	-
Members' equity	8,684,898
	$ 24,070,683

The accompanying notes are an integral part of these financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Principal transactions	$ 13,408,830
Interest and dividends	763,219
Other income	11,470
	14,183,519
Expenses:	
Employee compensation and benefits	10,897,581
Clearance fees	974,991
Communications and data processing	441,560
Interest	630,796
Regulatory	131,986
Occupancy	63,191
Other expenses	833,441
	13,973,546
NET INCOME	$ 209,973

The accompanying notes are an integral part of these financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Ending Balance, December 31, 2010	$ 9,041,429
Net income	209,973
Contributions	1,905,000
Redemptions	(2,471,504)
Ending Balance, December 31, 2011	$ 8,684,898

The accompanying notes are an integral part of these financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 209,973
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 37,455	
(Increase) decrease in operating assets:		
Deposits with clearing organization	2,662,468	
Receivable from clearing organization	(4,862,748)	
Securities owned	4,987,528	
Other assets	(29,301)	
Increase (decrease) in operating liabilities:		
Payable to clearing organization	(5,036,092)	
Securities sold, not yet purchased	5,012,407	
Accounts payable, accrued expenses, and other liabilities	48,646	
Total adjustments		2,820,363
Net cash provided by operating activities		3,030,336
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash paid for redemption of equity units	(4,417,111)	
Purchases of furniture, equipment, and leasehold improvements	(30,150)	
Net cash used in investing activities		(4,447,261)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions	1,905,000	
Net cash provided by financing activities		1,905,000
INCREASE IN CASH		488,075
CASH AT BEGINNING OF YEAR		5,859
CASH AT END OF YEAR		$ 493,934

The accompanying notes are an integral part of these financial statements.

FIRST BALLANTYNE, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

Note 1 - Organization and Nature of Business:

First Ballantyne, LLC (the "Company") was formed in the state of North Carolina in December 2002. The Company is a fixed-income trading organization that offers retail fixed-income trading desks, taxable debt products, investment ideas, support services and trade executions in fixed-income securities for financial professionals and the investing public. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

Property and equipment:

Property and equipment consists of computers, computer monitors and printers and are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset.

Note 2 - Significant Accounting Policies (continued):

Goodwill and impairment:

The Company accounts for purchases of members' equity interests under the push-down method. Under this method, the retirement of the withdrawing member's equity is treated as a purchase transaction whereby the purchase price is pushed down to the financial statements of the LLC by a pro rata revaluation of the LLC's assets and liabilities, with the amount paid in excess of the fair value being recorded as goodwill. All costs, including legal fees, associated with the purchase transaction are expensed as incurred.

The Company assesses goodwill for impairment annually. No impairment losses were recorded for the year ended December 31, 2011.

Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value of financial instruments:

The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Subsequent events:

The Company evaluated all events and transactions through February 8, 2012, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.

Note 3 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

			Estimated Useful Lives
Office equipment	$	293,597	5 years
Furniture and fixtures		68,228	7 - 15 years
Leasehold improvements		20,000	life of lease
		381,825	
Less: accumulated depreciation		(247,762)	
	$	134,063	

Depreciation expense for the year ended December 31, 2011 totaled $37,455.

Note 4 - Receivable From and Payable to Clearing Organization:

Amounts receivable from and payable to a clearing organization at December 31, 2011, consist of the following:

	Receivable		Payable	
Deposits with clearing organization	$	5,260,201	$	-
Receivable from clearing organization		8,017,853		-
Payable to clearing organization		-		8,120,020
	$	13,278,054	$	8,120,020

Note 5 - Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned		Sold, Not Yet Purchased	
Corporate bonds, debentures and notes	$	8,147,421	$	7,035,554

Note 6 - Goodwill:

During the year ended December 31, 2011, the Company purchased the entire equity interests of nine of its members for a total of $4,417,111. The amount paid to purchase these equity interests in excess of their pro rata share of the fair market value of the Company's assets and liabilities was recorded to goodwill as follows:

Amount paid to withdrawing members	$	4,417,111
Pro rata share of fair market value		2,471,504
Goodwill	$	1,945,607

In connection with the purchases of members' equity interests, the purchase served as a legal settlement to litigation with one of the withdrawing members. Total legal fees incurred by the Company in relation to redeeming the interests of nine of its members during the year ended December 31, 2011 was $387,722.

Note 7 - Defined Contribution Plan:

In 2004, the Company began a defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make discretionary contributions. Total Company contributions to the plan were $231,259 for the year ended December 31, 2011.

Note 8 - Financial Instruments with Off-Balance-Sheet Risk:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2011.

Note 9 - Operating Leases:

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rental commitments for office space and equipment at December 31, 2011, are approximated below:

Year Ending December 31,		
2012	$	211,215
2013		53,405
2014		-
2015		-
Thereafter		-
	$	264,620

Expenses related to leases of office space and equipment for 2011 aggregated approximately $318,893.

Note 10 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2011, the company had net capital of $5,435,674, which was $5,335,674 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .0424 to 1.

FIRST BALLANTYNE, LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
FIRST BALLANTYNE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Net capital:		
Total members' equity		$ 8,684,898
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		8,684,898
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		8,684,898
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 134,063	
Other assets	2,017,211	
Deductions and/or charges		(2,151,274)
Net capital before haircuts on securities positions (tentative net capital)		6,533,624
Haircuts on securities:		
Debt securities		(1,061,884)
Undue concentration		(36,067)
Net capital		$ 5,435,673

Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 230,211
Other	-
Total aggregate indebtedness	$ 230,211

SCHEDULE I
FIRST BALLANTYNE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011
(continued)

Computation of basic net capital requirement:			
Minimum net capital required, greater of:			
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$	15,347	
Minimum dollar net capital requirement		100,000	
Total net capital requirement			$ 100,000
Excess net capital			$ 5,335,673
Excess net capital at 1,000 percent			$ 5,315,673
Ratio: Aggregate indebtedness to net capital			.042 to 1

The total net capital reported, $5,435,673, agrees with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2011.

FIRST BALLANTYNE, LLC
STATEMENT REGARDING SCHEDULE II, III, AND IV
AS OF DECEMBER 31, 2011

Schedule II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
accountants@scharfpera.com
scharfpera.com